  Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine month periods ended
September 30, 2020

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited-Expressed in Canadian dollars)
	September 30,	December 31,
	2020	2019
Current assets
Cash and cash equivalents	$2,647,375	$2,858,245
Short-term investments	1,408,509	3,781,512
Accounts receivable	881,523	1,384,315
Note receivable (Note 3)	-	324,700
Prepaid expenses	147,072	97,132
	5,084,479	8,445,904
Long term assets
Deposits	550,555	535,554
Property and equipment	731,266	677,647
Right of use Assets	2,554,446	3,063,769
Intellectual property (Note 4)	16,706,517	17,970,067
	$25,627,263	$30,692,941
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$338,705	$448,928
Contract Obligations (Note 6)	-	131,386
Current portion of capital lease obligation (Note 7)	754,709	736,408
	1,093,414	1,316,722
Long-term liabilities
Long-term lease obligation (Note 7)	2,096,874	2,669,736
Asset retirement obligation	22,224	21,481
	2,119,098	2,691,217
	3,212,512	4,007,939
Commitments (Note 8) Future operations (Note 1)
Shareholders' equity
Common shares (Note 9): - authorized unlimited
Issued: 64,406,891 (2019 - 64,406,891) common shares	95,313,064	95,313,064
Contributed capital	9,350,708	9,306,493
Deficit	(82,959,955)	(78,645,489)
Accumulated other comprehensive income	710,934	710,934
	22,414,751	26,685,002
	$25,627,263	$30,692,941

Signed "George Liszicasz"
Signed "Bruce G. Wilcox"
Director

Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[1]

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited-Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Revenue
Survey revenue (Note 14)	$-	$1,021,532	$136,566	$11,976,149
Expenses
Survey costs, net	253,188	512,599	787,034	2,302,712
General and administrative expenses	707,640	881,716	2,484,621	2,570,866
Stock based compensation expense	35,384	64,983	64,574	72,533
Amortization expense	445,123	445,315	1,335,684	1,332,166
	1,441,335	1,904,613	4,671,913	6,278,277
Other expenses (income)
Interest expense (income), net	(36)	(9,348)	(17,045)	(2,232)
Foreign exchange loss (gain)	60,417	(106,255)	(213,110)	134,095
Intellectual property and other expenses	740	6,895	9,274	17,814
	61,121	(108,708)	(220,881)	149,677

Income (loss) before income taxes	(1,502,456)	(774,373)	(4,314,466)	5,548,195
Income tax expense	-	-	-	-
Net income (loss) and comprehensive income (loss)	(1,502,456)	(774,373)	(4,314,466)	5,548,195
Net loss (income) per share (Note 10)
Basic	$(0.02)	$(0.01)	$(0.07)	$0.08
Diluted	$(0.02)	$(0.01)	$(0.07)	$0.08

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[2]

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited-Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Cash provided by (used in):
Operating activities
Net income (loss) for the period	$(1,502,456)	$(774,373)	$(4,314,466)	$5,548,195
Items not affecting cash:
Stock based compensation expense (Note 11)	35,384	64,983	64,574	72,533
Amortization expense	445,123	445,315	1,335,684	1,332,166
Non-cash changes to asset retirement obligation	517	514	1,552	1,551
Non-cash lease and interest	(42,826)	(42,825)	(128,476)	(128,474)
Unrealized Foreign exchange	49,990	(211,897)	(19,859)	6,962
Change in non-cash working capital balances (Note 13)	185,118	4,465,807	535,870	(4,153,019)
ARO liabilities settled	-	-	(809)	-
	673,306	4,721,897	1,788,536	(2,868,281)
Net cash used in operating activities	(829,150)	3,947,524	(2,525,930)	2,679,914

Financing activities
Repayment of capital lease obligation	-	(10,735)	(42,515)	(31,666)
Net cash used in financing activities	-	(10,735)	(42,515)	(31,666)

Investing activities
Purchase of property and equipment, net	-	(216,691)	-	(216,691)
Decrease (increase) in short-term investments and Deposits	1,523,724	(2,314,472)	2,387,450	(214,472)
Net cash from (used in) investing activities	1,523,724	(2,531,163)	2,387,450	(431,163)

Effect of foreign exchange rate changes	7,438	103,688	(29,875)	109,048

Net increase (decrease) in cash and cash equivalents	702,013	1,509,314	(210,870)	2,326,133
Cash and cash equivalents, beginning of the period	1,945,362	1,156,351	2,858,245	339,532
Cash and cash equivalents, end of the period	$2,647,375	$2,665,665	$2,647,375	$2,665,665

Supplemental information
Cash interest (received)	$(25,996)	$(24,523)	$(48,437)	$(56,913)
Cash taxes paid	-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[3]

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited-Expressed in Canadian dollars)

	For the three months ending		For the nine months ending
	September 30,		September 30,
	2020	2019	2020	2019
Common Shares
Balance at beginning of the period (Note 9)	$95,313,064	$96,656,248	$95,313,064	$96,656,248

Balance at end of the period	95,313,064	96,656,248	95,313,064	96,656,248

Contributed Capital
Balance at beginning of the period	9,335,683	9,270,234	9,306,493	9,262,684
Recognition of stock based compensation expense	15,025	64,983	44,215	72,533
Balance at end of the period	9,350,708	9,335,217	9,350,708	9,335,217
Deficit
Balance at beginning of the period	(81,457,499)	(76,095,829)	(78,645,489)	(82,418,397)
Net income (loss) and comprehensive income (loss)	(1,502,456)	(774,373)	(4,314,466)	5,548,195

Accumulated Other Comprehensive income
Balance at end of the period	(82,959,955)	(76,870,202)	(82,959,955)	(76,870,202)

Balance at beginning and end of the period	710,934	710,934	710,934	710,934

Total Shareholders' Equity at end of the period	$22,414,751	$29,832,197	$22,414,751	$29,832,197

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[4]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and future operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

These condensed consolidated interim financial statements of NXT have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2019, except as described in Note 2, Significant Accounting Policies and Changes.

These condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2019 audited consolidated financial statements.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations for the 12 month period beyond the date that these financial statements have been issued.

The Company is taking further steps to reduce costs which include payroll, other general and administrative costs, and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

[5]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

The condensed consolidated financial interim statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

Covid-19 (2019-nCoV/COVID-19) Pandemic

As of the date of these condensed consolidated interim financial statements the Covid-19 pandemic continues to be a risk on the operations of the Company. The Company has made provisions so employees can work safely in the office or if necessary from home, suspended all travel, followed all Alberta Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing. Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel would delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of these condensed interim consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

Use of Estimates and Judgements

In preparing these financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited consolidated financial statements for the year ended December 31, 2019, except as described in Note 2, Significant Accounting Policies and changes.

2. Significant Accounting Policies and Changes

Measurement of credit losses on financial instruments

In June 2016, the FASB issued new guidance that changes how entities measure credit losses for most financial assets and certain other financial instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments, basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than as a direct write-down of the amortized cost basis. The new guidance was effective January 1, 2020 and was applied using a modified retrospective approach. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

[6]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as an expense reduction in the period in which the costs are incurred. Where the grant relates to an asset, it is recognized as a reduction to the net book value of the related asset and then subsequently in net loss over the expected useful life of the related asset through lower charges to depreciation and impairment. During the three and nine month periods ended September 30, 2020, the Company received a government grant through the Canada Emergency Wage Subsidy (“CEWS”). The CEWS was recognized as a reduction to general and administrative expenses.

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2020	2019	2020	2019
Government grants recognized	$121,706	$-	$227,581	$-

3. Note Receivable

On September 6, 2019, NXT and Alberta Green Ventures Limited Partnership (“AGV”) entered into a loan arrangement whereby NXT loaned to AGV US$250,000 for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of the parties under the Co-operation Agreement and the Sales Representative Agreement. The note receivable was fully collected in the period.

4. Intellectual property

	September 30,	December 31,
	2020	2019
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(8,564,483)	(7,300,933)
	16,706,517	17,970,067

[7]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

5. Accounts payable and accrued liabilities

	September 30,	December 31,
	2020	2019
Accrued liabilities related to:
Consultants and professional fees	$246,238	$311,635
Payroll related	76,431	106,529
	322,669	418,164
Trade payables and other	16,036	30,764
	338,705	448,928

6. Contract Obligations

In 2019, the Company received a non-refundable deposit of $100,000USD from AGV to be applied to an SFD® survey which was to be completed by June 30, 2020. The deposit was forfeited by AGV on June 30, 2020 as AGV did not complete a SFD® survey prior to this date.

	September 30,	December 31,
	2020	2019
Contract obligations	$-	$131,386

[8]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

7. Lease obligation

	September 30,	December 31,
	2020	2019
Aircraft	$1,339,791	$1,680,103
Office Building	1,501,189	1,669,953
Printer	10,603	13,573
Office equipment	-	42,515
	2,851,583	3,406,144
Current Portion of lease obligations	(754,709)	(736,408)
Long-term lease obligations	2,096,874	2,669,736

Maturity of lease liabilities:
2020	$254,697
2021	1,018,789
2022	587,536
2023	367,185
2024	367,185
After 2024	773,157
Total lease payments	3,368,549
Less imputed interest	(516,966)
Total discounted lease payments	2,851,583
Current portion of lease obligations	(754,709)
Non-current portion of lease obligations	2,096,874

In June 2020 the Company exercised an option for an early buy-out option on its office equipment lease for $20,000.

[9]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

8. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease. See Note 7 for additional disclosures on leases.

For the fiscal period ending September 30,	Office Premises
2020	$55,625
2021	222,501
2022	222,501
2023	222,501
2024	222,501
945,629
2025	166,876
1,112,505

9. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine months ended
	September 30, 2020		September 30, 2019
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	64,406,891	$95,313,064	68,573,558	$96,656,248
Changes during the period	-	-	-	-
As at the end of the period	64,406,891	95,313,064	68,573,558	96,656,248

[10]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

10. Earnings (Loss) per share

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2020	2019	2020	2019
Comprehensive income (loss) for the period	$(1,502,456)	$(774,373)	$(4,314,466)	$5,548,195
Weighted average number of shares outstanding for the period:
Basic	64,406,891	68,573,558	64,406,891	68,573,558
Diluted	64,406,891	68,573,558	64,406,891	73,431,574
Net Income (loss) per share – Basic	$(0.02)	$(0.01)	$(0.07)	$0.08
Net Income (loss) per share – Diluted	$(0.02)	$(0.01)	$(0.07)	$0.08

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

11. Share based compensation

Stock Options:

The following is a summary of stock options which are outstanding as at September 30, 2020. 135,000 options at an exercise price of $1.82 expired in October 2020.

			Average remaining
Exercise price	# of options	#of options	Contractual
per share	outstanding	exercisable	life (in years)
$0.52	16,000	16,000	5.0
$0.52	100,000	100,000	3.8
$0.55	30,000	30,000	4.3
$0.55	150,000	100,000	3.1
$1.45	37,500	37,500	1.2
$1.48	37,500	37,500	0.8
$1.50	50,000	50,000	0.8
$1.73	92,600	92,600	0.2
$1.82	135,000	135,000	0.1
	648,600	598,600	1.8

[11]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2019 is as follows:

	For the nine months ended		For the year ended
	September 30, 2020		December 31, 2019
		weighted		Weighted
	# of stock	average	# of stock	Average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,169,500	$1.48	1,297,000	$1.58
Granted	46,000	$0.54	100,000	$0.52
Expired	(566,900)	$(1.76)	(47,500)	$(1.51)
Forfeited	-	-	(180,000)	$(1.70)
Options outstanding, end of the period	648,600	$1.17	1,169,500	$1.48
Options exercisable, end of the period	598,600	$1.21	1,119,500	$1.52

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the period ended	2020	2019
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Weighted average expected volatility in the price of common shares	138%	65%
Weighted average risk free interest rate	1.12%	1.68%
Weighted average fair market value per share at grant date	$0.54	$0.52

Deferred Stock Units (“DSUs”):

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2019 is as follows:

Opening balance	2020	2019
Granted	31,944	-
Closing balance	31,944	-

[12]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units (“RSUs”):

In the period ended September 30, 2020, the Company granted 1,200,000 RSU’s to employees and officers. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as at the prior year ended December 31, 2019 is as follows:

	For the nine months ended		For the year ended
	September 30, 2020		December 31, 2019
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, start of the period	-	$-	-	$-
Granted	1,200,000	$0.45	-	$-
Converted	-	$-	-	$-
Forfeited	-	$-	-	$-
RSUs outstanding, end of the period	1,200,000	$0.50	-	$-

Employee Share Purchase Plan (“ESP Plan”):

On August 25, 2020, shareholders of the Company and subsequently the Toronto Stock Exchange (the "TSX") approved, the ESP Plan. The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company (“Common Shares”), and the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. As of the date of these financial statements, no Common Shares have been, issued from treasury under the ESP Plan, but the plan is expected to issue Common Shares during the fourth quarter of 2020.

12. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, note receivable, accounts payables and accrued liabilities and leases. The carrying value of these financial instruments, excluding leases, approximates their fair values due to their short terms to maturity. NXT is exposed to significant interest or credit risks arising from accounts receivable. For accounts receivable NXT has received advance payments and does not release results of surveys until a substantial portion of the accounts receivable has been paid.

[13]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at September 30, 2020 and December 31, 2019, the Company held no derivative financial instruments.

13. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Accounts receivable	$(43,786)	$5,344,049	$523,897	$(3,929,579)
Note receivable	28,921	(332,175)	324,700	(332,175)
Prepaid expenses and deposits	68,856	56,925	(49,940)	(103,971)
Accounts payable and accrued liabilities	131,127	(602,992)	(131,401)	77,804
Contractual obligations	-	-	(131,386)	134,902
	185,118	4,465,807	535,870	(4,153,019)

Portion attributable to:
Operating activities	185,118	4,465,807	535,870	(4,153,019)
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	185,118	4,465,807	535,870	(4,153,019)

14. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues in the for the nine month period ended September 30, 2020 were the result of the forfeiture of the non-refundable deposit from AGV. See Note 6.

[14]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and the three and nine month periods ended September 30, 2020
(Expressed in Canadian dollars unless otherwise stated)

Revenues by geographic area were generated solely in Nigeria during 2019, entirely from a single client.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Nigeria	$-	$1,021,532	$-	$11,976,149
Other	-	-	136,566	-
	-	1,021,532	136,566	11,976,149

15. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For three months ended September 30,		For the nine months ended September 30
	2020	2019	2020	2019
Legal Fees	$78,654	$67,550	$226,371	$241,422

Accounts payable and accrued liabilities includes a total of $87,432 ($146,197 as at December 31, 2019) payable to this law firm.

[15]